GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS:	
Cash and cash equivalents	$ 6,810,420
Accounts receivable	10,191,728
Prepaid expenses	8,925
Total assets	$ 17,011,073
LIABILITIES AND PARTNERS' CAPITAL:	
Accounts payable and accrued expenses	$ 53,694
Due to affiliates	3,887,221
Total liabilities	$ 3,940,915
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)	
PARTNERS' CAPITAL	13,070,158
Total liabilities and partners' capital	$ 17,011,073

See accompanying notes to statement of financial condition.